UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            New Frontier Energy, Inc.
                            -------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    64439S204
                                    ---------
                                 (CUSIP Number)

                                December 31, 2007
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G
CUSIP No. 64439S204

1    Names of Reporting Persons. Robert and Laura Hill
     I.R.S. Identification
     Nos. Of Above Person (entities only)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) /__/
     (b) /__/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION     United States


     Number of        5  SOLE VOTING POWER                 590,485
     Shares           ----------------------------------------------------------
     Beneficially     6  SHARED VOTING POWER
     Owned by
     Each             ----------------------------------------------------------
     Reporting        7  SOLE DISPOSITIVE POWER            590,485
     Person
     with             ----------------------------------------------------------
                      8  SHARED DISPOSITlVE POWER

                      ----------------------------------------------------------


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         590,485

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                           6.01%

12   TYPE OF REPORTING PERSON                                         Individual


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Item 1.   (a)  Name of Issuer:                    New Frontier Energy, Inc.

          (b) Address of Issuer's Principal Executive Offices:

                                                  1789 W. Littleton Blvd
                                                  Littleton, Colorado

Item 2.   (a)   Name of Person Filing:            Robert and Laura Hill

          (b)                                     Address of Principal Business
                                                  Office: 700 High Street,
                                                  Denver, CO 80218

          (c)   Citizenship:
                                                  United States

          (d) Title of Class of Securities: Common Stock, $0.001 par value

          (e) CUSIP Number: 64439S204

Item 3. If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether this person filing is a: Not Applicable

          (a) /_/ Broker or Dealer registered under Section 15 of the Act (15 U.S.C.78o).

          (b)  /__/ Bank as defined in section 3(a) (6) of the Act (15 U.S.C.
               78c).

          (c) /__/ Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C. 78c).

          (d) /__/ Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) / / An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

          (f) /__/ An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

          (g) /__/ Parent Holding Company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

          (h) /__/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

          (i) /__/ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  /__/ Group in accordance with ss. 240.13d-1(b)(1)(ii)(J).


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Item 4.   Ownership:

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:

               325,000 shares held directly
               200,000 shares held in a family foundation
               39,985 shares held in a SEP Retirement Account
               25,500 shares held in multiple custodial accounts


          (b)  Percent of class: 6.01

          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote: 590,485

               (ii) Shared power to vote or to direct the vote:

               (iii) Sole power to dispose or to direct the disposition of:
                     590,485

               (iv)  Shared power to dispose or to direct the disposition of:

Item 5.   Ownership of Five Percent or Less of a Class:

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.   Identification and Classification of Members of the Group.

Item 9.   Notice of Dissolution of Group.

Item 10.  Certification.

          [CERTIFICATION BELOW IS DEPENDENT UPON WHICH RULING FILING UNDER]

          (a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


Date: December 31, 2007


By:  /s/ Robert Hill
     ---------------
Name/Title : Robert Hill






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